UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2007.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):  _____
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

ANNOUNCEMENT
Medellín, Colombia, September 16, 2007
In connection with the investigation of an alleged prevaricato (unlawful approval of a transaction) by the Board of Directors of the Central Bank of Colombia and the Board of Directors and the President of Banco Industrial Colombiano (BIC) during the acquisition of Banco de Colombia and its subsequent merger, Bancolombia S.A. (Bancolombia) reaffirms the view it has maintained for almost 10 years.
The Attorney General’s Office No. 218 of the First Unit of Crimes against the Public Administration and Justice of Bogotá (Fiscal Delegada 218 de la Unidad Primera de Delitos contra la Administración Pública y de Justicia de Bogotá), revoked its previous decision which had precluded the proceeding against the President of BIC, Mr. Jorge Londoño Saldarriaga, on July 31, 2006, in an investigation initiated against the officers of the former Superintendency of Banking and former Superintendency of Securities relating to the authorizations granted for the transaction.
Bancolombia reaffirms its view that the acquisition process of Banco de Colombia by BIC and the subsequent merger of these two entities were conducted in accordance with international customary standards and practices for this type of transaction, and in accordance with Colombian law. This acquisition process was validated at the time by the respective Colombian authorities.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: September 17, 2007	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance